therapeutics

RECEIVED

2006 NOV -9 A 11:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Phone: +44 (0) 20 7388 7722
Fax: +44 (0) 20 7388 7805
www.arktherapeutics.com

6 November 2006

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corpor[redacted]
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

06018327

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N P C Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

PROCESSED
NOV 14 2006
THOMSON FINANCIAL

dlw 11/13

Registered Office:
79 New Cavendish Street
London W1W 6XB, UK
Registered in England 4313987

ARK THERAPEUTICS GROUP PLC

1.	DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE SEPTEMBER 12, 2006
1.1	Form 88(2) - Return of Allotment of Shares dated September 19, 2006
1.2	Form 88(2) - Return of Allotment of Shares dated September 28, 2006
1.3	Form 88(2) - Return of Allotment of Shares dated September 28, 2006
1.4	Form 88(2) - Return of Allotment of Shares dated October 2, 2006
1.5	Form 88(2) - Return of Allotment of Shares dated October 3, 2006
1.6	Form 88(2) - Return of Allotment of Shares dated November 6, 2006
1.7	Form 88(2) - Return of Allotment of Shares dated November 6, 2006
2.	DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE SEPTEMBER 12, 2006
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated September 27, 2006 regarding Research Update
2.1.2	Announcement dated October 2, 2006 regarding Holding(s) in Company
2.1.3	Announcement dated October 10, 2006 regarding Kerraboot
2.1.4	Announcement dated October 13, 2006 regarding Cerepro Patent Granted
3.	PRESS RELEASES SINCE SEPTEMBER 12, 2006
3.1	Press release dated September 27, 2006 regarding Research Update (see 2.1.1 above)
3.2	Press release dated October 10, 2006 regarding Kerraboot (see 2.1.3 above)
3.3	Press release dated October 13, 2006 regarding Cerepro Patent Granted (see 2.1.4 above)

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	09	2006			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY	ORD.
Number allotted	31000	10000	10000	7500
Nominal value of each share	£0.01	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share (including any share premium)	£0.50	£0.69	£0.74	£0.605

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 58,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N.K.Plummer Date 19/09/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6250		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 6,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed M B Williams Date 28/9/06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	26	
Month	09	
Year	2006	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2000	1000	1000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	74p	50p	60.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted: ORDINARY	Number allotted: 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 28/9/06

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	0.605p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N J Plummer Date 02/10/2006

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	25,000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N Plummer Date 03/10/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31 10 2006	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20250		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	0.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 20,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N f C Plummer Date 06/11/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	11	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	69p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 16,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N G Plummer. Date 06/11/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 388 7722

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 27-Sep-06
Number	5199J

Ark Announces UK Launch of Flaminal® Woundcare Treatment

New anti-microbial gel effective against MRSA

London, UK, 27 September 2006 - Ark Therapeutics Group plc ("Ark" or the "Company") today announces that it is to launch Flaminal®, a topical anti-microbial wound care gel, in the UK on 1st October. Flaminal® will be sold to hospitals and community nurses through Ark's existing UK salesforce which currently promotes Kerraboot®, the Company's novel device for the treatment of diabetic and venous leg ulcers. The launch follows Ark's success in securing price reimbursement from the UK NHS Business Service Authority, announced earlier in the year.

Flaminal®, which Ark has in-licensed from FlenPharma of Belgium, is a new non-cytotoxic[(1)] alginate gel with anti-microbial properties utilising a novel enzyme system. This gel is indicated for wounds which show delayed healing as a result of a local infection or high bacterial load. To date, clinical data has shown that Flaminal® has up to three times the healing rate[(2)] compared with existing products[(3,4)]. Flaminal® is particularly effective against *Streptococcus pyogenes* and methicillin-resistant *Staphylococcus aureus* (MRSA)[(5)], two of the most troublesome and difficult to manage pathogens in wound care.

Flaminal® will be made available in two formulations, Flaminal® for wet wounds and Flaminal® Hydro for drier wounds. The product will be positioned in the anti-microbial segment of the UK advanced wound care market, which is currently valued in excess of £30 million and has grown by more than 50%[(6)] over the last two years. Flaminal® will offer a novel alternative to the silver-based treatments that currently dominate the market.

Flaminal® is listed in the October edition of the UK Drug Tariff at a price of £6.99 per 15g tube.

Commenting on today's announcement, Paul Higham, Ark's Commercial Director, said:
"Flaminal® is a highly differentiated wound care product, with a novel mode of action backed by strong clinical data. It is particularly effective in preventing acquired wound infection and therefore promoting wound healing. Its launch is another development in our long-term strategy of building a stand-alone wound care business in the UK, which we will continue to strengthen through further in-licensing and the development of our own products."

Notes

(1) D Van den Plas et al., Flaminal® Hydro combines non-cytotoxicity with antimicrobial activity, Wounds UK 2005.

(2) Reduction in area of ulcer after four weeks' treatment

(3) de la Brassinne M, Thirion L, Horvat LI. A novel method of comparing the healing properties of two hydrogels in chronic leg ulcers. J Eur Acad Dermatol Venereol. 2006 Feb;20(2):131-5.

(4) Scanlon E, Karlsmark T, Leaper DJ, Carter K, Poulsen PB, Hart-Hansen K, Hahn TW. Cost-effective faster wound healing with a sustained silver-releasing foam dressing in delayed healing leg ulcers – a health-economic analysis. Int Wound J 2005; 2:150-160

(5) Source: FlenPharma *in vitro* data

(6) Source: TNS Independent market data

For further information please contact:

Ark Therapeutics Group plc: +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive
Martyn Williams, Chief Financial Officer

Financial Dynamics: +44 (0)20 7831 3113
David Yates
Anna Keeble

Notes to Editors

Flaminal ® and Flaminal® Hydro

Flaminal® and Flaminal® Hydro contain proprietary biological anti-microbial enzyme systems providing protection from infections without toxicity to human cells. They maintain the wound in a humid environment, continuously debride the wound, restore bacterial balance and are both non-cytotoxic and hypoallergenic.

Flaminal® is indicated for the following wounds:
Highly exuding ulcers, oncologic wounds, second degree burns, post-operative wounds, pre-operative fibrinous wounds and bed sores.

Flaminal® Hydro is indicated for the following wounds:
Dermatosurgery, moderately exuding ulcers, second degree burns and post-operative, moderately exuding wounds.

Flaminal® and Flaminal® Hydro are CE-marked within the EU and approved for sale in China, Switzerland and Saudi Arabia.

FlenPharma

FlenPharma, established in November 2000, is a private Belgian company specialising in developing innovative and advanced treatments for wounds. FlenPharma's laboratories are based at Edegem, adjacent to the Antwerp University Hospital and University campus.

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam®, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the

University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the Lòndon Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

Close

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	15:49 02-Oct-06
Number	8143J

RNS Number:8143J
Ark Therapeutics Group PLC
02 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

Ark Therapeutics Group plc

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Aberforth Smaller Companies Trust plc

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Nortrust Nominees Limited A/C ABERFRTH

5) Number of shares acquired.

Not advised

6) Percentage of issued Class

Not advised

7) Number of shares disposed

Not advised

8) Percentage of issued Class

Not advised

9) Class of security

Ordinary shares

10) Date of transaction

Not advised

11) Date company informed

2 October 2006

12) Total holding following this notification

5,209,332

13) Total percentage holding of issued class following this notification

3.27%

14) Any additional information

15) Name of contact and telephone number for queries

Nick Plummer - +44(0)207.388 7722

16) Name and signature of authorised company official responsible for making this notification

Nick Plummer - Company Secretary

17). Date of Notification

2 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Re: Kerraboot
Released	07:00 10-Oct-06
Number	2065K

Ark Therapeutics Group plc

Ark Announces Kerraboot® Entry into US Market

10 October 2006, London UK: Ark Therapeutics Group plc ("Ark" or the "Company") today announces that its devices subsidiary, Patient Plus Limited, has signed a pilot distribution and marketing agreement with the US medical products distributor, Health Care Logistics Inc. ("HCL") for Kerraboot®, Ark's novel wound care device for the management of leg and foot ulcers.

This exclusive agreement, initially for one year, will establish first sales of Kerraboot® in the US and will allow Ark to obtain data supporting the health economic benefits of Kerraboot® for this market. In Europe, it has been demonstrated that the use of Kerraboot® in patients with diabetic leg and foot ulcers can result in a reduction in total healthcare costs of up to 48%[1]. Under this pilot agreement, HCL will access its established healthcare customers in the Eastern US Seaboard States[2], including hospitals, nursing homes, long term care centres and home health agencies. Ark will supply Kerraboot® at an agreed "cost-plus" transfer price to HCL and will also provide corporate product support and assistance in establishing usage with certain key US opinion leaders who have expressed an interest in the product. Sales through this arrangement are expected to make a positive financial contribution to Ark during the initial period. Kerraboot® is already listed by the FDA for marketing and the US patent for the product was granted to Ark earlier this year.

Lower leg and foot ulceration affects around 1% of the adult population in the developed world[3] and is particularly prevalent amongst the diabetic population, where the ulcers can develop rapidly and are particularly difficult to heal. The US is estimated to have a potential target market of 270,000 leg and foot ulcer patients suitable for Kerraboot® at any one time[4].

Paul Higham, Commercial Director at Ark, commented:

"We are very pleased to announce this agreement with HCL. We believe they offer the right capabilities to facilitate the entry of Kerraboot® into the US market and allow us to start building a data package which will demonstrate both the economic advantages of the product to US payers and confirm its clinical benefits to patients. We look forward to working together with them".

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Anna Keeble

Notes to Editors

Sources:

[1] Company cost utility model based on published data.

[2] Connecticut, Delaware, Rhode Island, Massachusetts, Maine, New York, New Jersey, Maryland, Ohio, Virginia, West Virginia, Vermont, New Hampshire and Pennsylvania.

[3] Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulcers; The Cochrane Library, Issue 1, 2002

[4] Company estimates based on patient populations and composite references.

Kerraboot®

Kerraboot® provides a new approach to the management of foot and leg ulcers, in the form of a novel, non pressurised, boot-like dressing device, which is simple, quick and mostly pain free to change. Kerraboot® facilitates the draining and isolation of exudates, such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer size of up to 60% has been observed over the four-week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® over existing treatments. These UK-based studies have also shown that management of ulcers with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective, saving up to 50% of nurse time and with patients often becoming nurse independent.

Health Care Logistics, Inc.

HCL is a privately owned US Corporation, established in 1978, engaged in the sales and marketing of niche healthcare products and with annual revenues of $48 million. HCL has 19,000 customers and covers 98% of all US hospitals. 60% of HCL's revenue sales are from hospitals, followed by drug stores and nursing homes. The Company has a 60,000 sq ft headquarter facility in Circleville, Ohio, a 110,000 sq ft Distribution & Logistics Centre in Grove City, Ohio and a 40,000 sq ft Sales and Service centre in Galloway, Ohio. The Company has 175 employees of which 60 are sales and service representatives.

Ark Therapeutics Group plc and Patient Plus Ltd.

Patient Plus Ltd is a wholly owned subsidiary of Ark Therapeutics Group plc, a specialist healthcare group (the "Group") addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot® and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's own products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could

cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Cerepro Patent Granted
Released	07:00 13-Oct-06
Number	4129K

Ark Therapeutics Group plc

European Patent Granted for Cerepro™

13 October 2006, London UK: Ark Therapeutics Group plc ("Ark" or the "Company") today announces that the European Patent Office has granted the Company a patent covering the use of Cerepro™, its novel gene-based medicine for the treatment of operable high grade glioma (brain cancer). The patent grant gives protection in Europe until November 2019. Cerepro™ has already been granted patent protection in the USA, Australia, Mexico and China.

Cerepro™ is one of the first gene-based medicines to undergo full development. Post-operative treatment with Cerepro™ produces an average extension of 7.5 months of life, giving around 15.5 months survival in a disease where patients will on average only live for around eight months. Cerepro™ is currently undergoing regulatory review for marketing approval in Europe. The application was submitted to the European regulatory authority, the EMEA, by Ark in the second half of last year and responses to the first series of questions raised by the EMEA's scientific committee were recently filed by the Company. The outcome of the EMEA's review is expected by early 2007. Ark has also commenced a corroborative Phase III/IV study for Cerepro™ (Study 904), which is being undertaken in approximately 40 centres in Europe and Israel and aims to recruit up to 250 patients.

Cerepro™ has Orphan Drug Status in Europe and the USA. It is manufactured by Ark in its facility in Finland, the first factory ever to be approved to manufacture gene-based medicines for commercial supply in Europe.

Nigel Parker, Chief Executive of Ark, commented: "We are pleased to have received this European patent grant for Cerepro™ which means we now have patent protection in the three largest potential markets. Recently we have seen substantial progress in the breakthrough area of gene based-medicines, where their potential to contribute to improved healthcare is increasingly recognised. With Cerepro™ demonstrating that it is able almost to double average patient survival time, the product offers significant hope to patients who develop this devastating disease. We look forward to updating investors on Cerepro's further development progress in due course."

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Anna Keeble

Notes to Editors

Malignant glioma

Malignant glioma is a devastating and fatal form of brain tumour that is usually confined to the brain. The current standard therapy involves surgically removing the solid tumour mass (when possible) and initiating radiotherapy and/or chemotherapy. Even with the latest approved treatments, most patients die within one year of diagnosis, with average survival being about eight months. Little therapeutic progress has been made in recent years and the prognosis for malignant glioma patients is poor. A high unmet clinical need exists for

new treatments that prolong life in this devastating disease. There are approximately 16,000 cases of malignant glioma in the EU which are operable.

Cerepro™

Cerepro™ is an adenoviral mediated gene based medicine (ad.HSV tk) given by multiple injections into the healthy brain tissue of patients following surgical removal of the solid tumour mass. In the following days, ganciclovir, is given intravenously. Once treated, healthy brain cells surrounding the site where the tumour was removed express the enzyme thymidine kinase. This converts the ganciclovir to a substance which specifically kills dividing cells. The healthy neurones surrounding the tumour in the brain are non-dividing and are therefore not susceptible to this substance. In this way Cerepro™, harnesses healthy brain cells to help prevent a new tumour from growing.

Ark Therapeutics Group plc

Ark Therapeutics Group plc, is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's own products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

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